QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 9
to
SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement
Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

KELLWOOD COMPANY
(Name of Subject Company)

CARDINAL INTEGRATED, LLC
SCSF Equities, LLC
Sun Capital Partners V, L.P.
(Names of Filing Persons—Offeror)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

488044108
(CUSIP Number of Class of Securities)

Jason G. Bernzweig
SCSF Equities, LLC
5200 Town Center Circle, Suite 600
Boca Raton, Florida 33486
(561) 394-0550
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
Stephen Fraidin
Thomas W. Christopher
Kirkland & Ellis LLP
Citigroup Center
153 E. 53rd Street
New York, New York 10022
(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$529,764,186	$20,819.74

*
Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $21.00, the per share tender offer price, by 25,226,866, which represents (i) 25,825,866 outstanding shares of Common Stock as of November 3, 2007 (according to the Subject Company's Quarterly Report on Form 10-Q for the period ended November 3, 2007), minus (ii) 2,562,000 shares of Common Stock beneficially owned by the filing persons as of the date hereof, and plus (iii) 1,963,000 shares of Common Stock subject to outstanding options as of November 3, 2007 (according to the Subject Company's Quarterly Report on Form 10-Q for the period ended November 3, 2007).

**
Calculated as 0.00393% of the transaction value. The amount of filing fee was calculated in accordance with Section 14(g)(3) of and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,820	Filing Party:	SCSF Equities, LLC
Form or Registration No.:	SC TO	Date Filed:	January 15, 2008
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the appropriate boxes to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Items 1 through 9, and Item 11

        This Amendment No. 9 to the Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on January 15, 2008, as amended by Amendment No. 1 filed on January 15, 2008, Amendment No. 2 filed on January 28, 2008, Amendment No. 3 filed on February 6, 2008, Amendment No. 4 filed on February 8, 2008, Amendment No. 5 filed on February 11, 2008, Amendment No. 6 filed on February 12, 2008, Amendment No. 7 filed on February 13, 2008 and Amendment No. 8 filed on February 14, 2008 (as so amended, the "Schedule TO") by Cardinal Integrated, LLC, a Delaware limited liability company ("Purchaser"), SCSF Equities, LLC, a Delaware limited liability company, and Sun Capital Partners V, L.P., a Cayman Islands exempt limited partnership. This Schedule TO relates to the offer by Purchaser to purchase, on behalf of itself. SCSF Equities, LLC and Sun Capital Partners V, L.P., all the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Kellwood Company, a Delaware corporation (the "Company"), and the associated Series A Junior Preferred Stock purchase rights (the "Rights," and together with the Common Stock, the "Shares") issued pursuant to the Amended and Restated Rights Agreement, dated as of April 19, 2007, between the Company and American Stock Transfer and Trust Company, as Rights Agent, for $21.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 15, 2008 (the "Offer to Purchase"), and in the related Letter of Transmittal. The information set forth in the Offer to Purchase and the related Letter of Transmittal, in each case as amended, is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

        All capitalized terms used in this Amendment No. 9 without definition have the meanings ascribed to them in the Schedule TO.

Item 10.    Financial Statements of Certain Bidders. Not applicable.

Item 11.    Additional Information

        Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

        "The subsequent offering period expired at 12:00 midnight, New York City time, on February 15, 2008. Based on information provided by Citibank, N.A., the depositary for the Offer, approximately 2.5 million Shares were tendered during the subsequent offering period which, when added to the Shares tendered during the initial offering period and the 2,562,000 Shares owned by Purchaser and its affiliates, represent approximately 93.7% of the outstanding Shares. Purchaser has accepted for payment all Shares validly tendered and not properly withdrawn in the Offer and payment for such Shares will be made promptly in accordance with the terms of the Offer.

        Purchaser expects to complete the acquisition of Kellwood as soon as practicable by merging a wholly-owned subsidiary with and into Kellwood, with Kellwood continuing as the surviving corporation and a wholly-owned subsidiary of Purchaser. Each Share not previously purchased in the Offer or otherwise owned by Purchaser or one of its affiliates will be converted, subject to appraisal rights, into the right to receive $21.00 per share in cash, without interest.

        On February 19, 2008, Sun Capital Securities Group, LLC, an affiliate of Purchaser, issued a press release announcing the results of the subsequent offering period. The full text of the press release issued by Sun Capital Securities Group, LLC is attached hereto as Exhibit (a)(19) and is incorporated herein by reference."

2

Item 12.    Material to Be Filed as Exhibits.

(a)(1)	Offer to Purchase dated January 15, 2008.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients.*
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 15, 2008.*
(a)(8)	Press Release issued by Sun Capital Securities Group, LLC on January 15, 2008.*
(a)(9)	Equity Commitment Letter from Sun Capital Partners V, L.P. to Purchaser dated January 15, 2008.*
(a)(10)	Kellwood Fact Sheet dated January 15, 2008.*
(a)(11)	Investor Presentation dated January 15, 2008.*
(a)(12)	Transcript of Conference Call held by Purchaser on January 15, 2008.*
(a)(13)	Press Release issued by Sun Capital Securities Group, LLC on January 28, 2008.*
(a)(14)	Press Release issued by Sun Capital Securities Group, LLC on February 6, 2008.*
(a)(15)	Press Release issued by Sun Capital Securities Group, LLC on February 8, 2008.*
(a)(16)	Press Release issued by Sun Capital Securities Group, LLC on February 11, 2008.*
(a)(17)	Press Release issued by Sun Capital Securities Group, LLC on February 12, 2008.*
(a)(18)	Press Release issued by Sun Capital Securities Group, LLC on February 13, 2008.*
(a)(19)	Press Release issued by Sun Capital Securities Group, LLC on February 19, 2008.
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of February 10, 2008, by and among Cardinal Integrated, LLC, Cardinal Group Integrated, Inc. and Kellwood Company.*
(g)	None.
(h)	None.

*
Previously filed.

Item 13.    Information Required by Schedule 13E-3. Not applicable.

3

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2008

CARDINAL INTEGRATED, LLC
By:	/s/ JASON G. BERNZWEIG Name: Jason G. Bernzweig Title: Vice President

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2008

SCSF EQUITIES, LLC
By:	/s/ JASON G. BERNZWEIG Name: Jason G. Bernzweig Title: Vice President

4

EXHIBIT INDEX

Exhibit No.
(a)(1)	Offer to Purchase dated January 15, 2008.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients.*
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 15, 2008.*
(a)(8)	Press Release issued by Sun Capital Securities Group, LLC on January 15, 2008.*
(a)(9)	Equity Commitment Letter from Sun Capital Partners V, L.P. to Purchaser dated January 15, 2008.*
(a)(10)	Kellwood Fact Sheet dated January 15, 2008.*
(a)(11)	Investor Presentation dated January 15, 2008.*
(a)(12)	Transcript of Conference Call held by Purchaser on January 15, 2008.*
(a)(13)	Press Release issued by Sun Capital Securities Group, LLC on January 28, 2008.*
(a)(14)	Press Release issued by Sun Capital Securities Group, LLC on February 6, 2008.*
(a)(15)	Press Release issued by Sun Capital Securities Group, LLC on February 8, 2008.*
(a)(16)	Press Release issued by Sun Capital Securities Group, LLC on February 11, 2008.*
(a)(17)	Press Release issued by Sun Capital Securities Group, LLC on February 12, 2008.*
(a)(18)	Press Release issued by Sun Capital Securities Group, LLC on February 13, 2008.*
(a)(19)	Press Release issued by Sun Capital Securities Group, LLC on February 19, 2008.
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of February 10, 2008, by and among Cardinal Integrated, LLC, Cardinal Group Integrated, Inc. and Kellwood Company.*
(g)	None.
(h)	None.

*
Previously filed.

QuickLinks

  Items 1 through 9, and Item 11
  Item 10. Financial Statements of Certain Bidders. Not applicable.
  Item 11. Additional Information
  Item 12. Material to Be Filed as Exhibits.
  Item 13. Information Required by Schedule 13E-3. Not applicable.
EXHIBIT INDEX